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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TALEO CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
87424N104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 11 Pages

CUSIP No.	87424N104	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Michael P. Tierney

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

N/A

	5	SOLE VOTING POWER:

NUMBER OF		2,255,869 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,255,869 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,255,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 481,922 shares of Class A Common Stock issuable upon exercise of a warrant that is exercisable at any time through January 25, 2007.

(2)	Based on 18,755,071 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2005 (4,038,287 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

Page 2 of 11 Pages

CUSIP No.	87424N104	Page	3	of	11

1	NAMES OF REPORTING PERSONS: E-Services Investments Private Sub LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,255,869 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,255,869 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,255,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 481,922 shares of Class A Common Stock issuable upon exercise of a warrant that is exercisable at any time through January 25, 2007.

(2)	Based on 18,755,071 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2005 (4,038,287 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

Page 3 of 11 Pages

CUSIP No.	87424N104	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Seneca Investments LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,255,869 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,255,869 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,255,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 481,922 shares of Class A Common Stock issuable upon exercise of a warrant that is exercisable at any time through January 25, 2007.

(2)	Based on 18,755,071 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2005 (4,038,287 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

Page 4 of 11 Pages

CUSIP No.	87424N104	Page	5	of	11

1	NAMES OF REPORTING PERSONS: PGNT Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,255,869 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,255,869 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,255,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 481,922 shares of Class A Common Stock issuable upon exercise of a warrant that is exercisable at any time through January 25, 2007.

(2)	Based on 18,755,071 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2005 (4,038,287 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

Page 5 of 11 Pages

CUSIP No. 87424N104	13G	Page 6

Item 1(a).	Name of Issuer:

Taleo Corporation (“Taleo”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

575 Market Street
Eighth Floor
San Francisco, California 94105

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of E-Services Investments Private Sub LLC (“E-Services”), Seneca Investments LLC (“Seneca”), PGNT Management LLC (“PGNT”) and Michael P. Tierney (collectively, the “Filing Parties”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the Filing Parties is 1 Rockefeller Plaza, Suite 1502, New York, New York 10020.

Item 2(c)	Citizenship:

Mr. Tierney is a citizen of the United States. All other Filing Parties are organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

87424N104

Page 6 of 11 Pages

CUSIP No. 87424N104	13G	Page 7

Item 3.	If this statement is filed pursuant to §§240.13(d)-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (25 U.S.C. 80a-8);

	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-13);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See Item 9 of each cover page. Mr. Tierney is the chief executive officer of Seneca and is the majority owner of PGNT, the majority owner of Seneca. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by E-Services, a wholly owned subsidiary of Seneca. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Schedule 13G shall not be construed as an admission that Mr. Tierney or any other Filing Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

	(b)	Percent of Class:

See Item 11 of each cover page.

`	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Page 7 of 11 Pages

CUSIP No. 87424N104	13G	Page 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 11 Pages

CUSIP No. 87424N104	13G	Page 9
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 13, 2006

E-SERVICES INVESTMENTS PRIVATE SUB LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

SENECA INVESTMENTS LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

PGNT MANAGEMENT LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

/s/ Michael P. Tierney
Michael P. Tierney

Page 9 of 11 Pages

CUSIP No. 87424N104	13G	Page 10
INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.1	Joint Filing Statement

Page 10 of 11 Pages

Exhibit 1.1
JOINT FILING STATEMENT
          Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13G, and agrees that this Schedule 13G is filed on its behalf.
Dated February 13, 2006

E-SERVICES INVESTMENTS PRIVATE SUB LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

SENECA INVESTMENTS LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

PGNT MANAGEMENT LLC
By:	/s/ Michael P. Tierney
Michael P. Tierney
Chief Executive Officer

/s/ Michael P. Tierney

Michael P. Tierney

Page 11 of 11 Pages